Exhibit 99.2

[Printed on Roscoe Postle Associates Inc. Letterhead]

CONSENT OF J. COX

In connection with the registration statement of Avalon Rare Metals Inc. (the “Company”) on Form F-10 (No. 333-173669), and any amendments thereto and any registration statements filed pursuant to Rule 429 under the United States Securities Act of 1933, as amended, and any documents incorporated by reference therein (collectively, the “Registration Statement”), I, the undersigned, hereby consent to references in the Company’s Material Change Report dated July 18, 2011 to my name and involvement in the preparation of the update to the June 2010 Prefeasibility Study in respect of the Company’s Thor Lake Property (the “Study”), and to the inclusion and incorporation by reference of the technical information from the Study in the Registration Statement.  I also consent to the references to me under the headings “Interest of Experts” in the Registration Statement.

/s/ Jason J. Cox

By: Jason J. Cox, P.Eng.
Title: Director of Mine Engineering, Roscoe Postle Associates Inc.

Date: July 26, 2011